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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       December 4, 2002

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: December 4, 2002

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for November 2002

1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE      DETAILS

14.11.02      Notification of Capital Group's interest increased to 6.02%

13.11.02      NGT’s Exec. Directors’ share interests (‘Quest’ operation).

4.11.02        Exit From Operational Nuclear Assets Complete

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*NOTE:       A separate SEC 6-K Filing was also made during the month, as follows:

                    – 26 November 2002 – ‘National Grid Transco Interim Results for the six months                        ended 30 September 2002’.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for November 2002

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

For immediate release                                                                                          4 November 2002

NATIONAL GRID TRANSCO

Exit from operational nuclear assets complete

National Grid Transco plc notes Friday's announcement from FPL Group Inc that it has completed the acquisition of a controlling interest in the Seabrook Nuclear Generating Station in New Hampshire from a consortium of owners including New England Power, a subsidiary of National Grid USA.

As a result of this, and other previous transactions, National Grid Transco no longer owns any interest in operational nuclear generating plants.

These transactions contribute to National Grid Transco's strategy to focus its core skills in the management of large and complex energy delivery networks.

Contacts:

Investor Relations

Marcy Reed                                    + 44 (0) 20 7004 3170

Terry McCormick                           + 44 (0) 20 7004 3171

Louise Clamp                                + 44 (0) 20 7004 3172

Bob Seega (US)                           + 1 508 389 2598

Media Relations

Clive Hawkins                                + 44 (0) 20 7004 3147

Gillian Home                                  + 44 (0) 20 7004 3150

Jim Willison                                    + 44 (0) 20 7004 3149

National Grid Transco plc (NGT)

13 November 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

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On 12 November 2002, each of the following Executive Directors of NGT: E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 67,626 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

14 November 2002

National Grid Transco plc (NGT)

Notification of Interest in NGT Ordinary Shares, pursuant to Section 198 of The Companies Act 1985

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NGT today received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 6.02% (186,550,876 shares) at 12 November 2002 (previously 5.74% at 18 October).